December 2, 2014

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	Skechers U.S.A., Inc. – File No. 1-14429

Dear Ms. Jenkins:

This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to your letter dated November 18, 2014 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2013. To facilitate your review, we have reproduced your comments in bold text below and have provided our response immediately following the comment.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 32

Definitions, page 33

Cost of Sales or Gross Margins, page 33

1. We note you exclude your distribution network-related costs from cost of sales and gross profit. Please quantify the costs associated with your distribution network that are excluded from cost of sales for each period presented and tell us why you believe these costs are not directly or indirectly incurred in bringing your product to its existing condition and location. Refer to ASC 330-10-30-1. In future filings, disclose the amounts of distribution costs excluded from cost of sales for each period presented to the extent material, providing your proposed disclosure with your response.

Response: Cost of sales includes the cost of product purchased from the Company’s independent third party manufacturers primarily located in China, duties, quota costs, inbound freight (including ocean, air and freight from the dock to the Company’s distribution centers), broker fees and storage costs to the Company’s distribution centers located in the United States, Belgium and Chile. All of these direct costs are capitalized as inventory costs related to the product’s acquisition in accordance with ASC 330-10-30-1. These costs are expensed to costs of sales as the product is sold.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Division of Corporation Finance

U.S. Securities and Exchange Commission

December 2, 2014

After product is received from the Company’s third-party manufacturers at one of its distribution centers, it is then stored, allocated and shipped to either the Company’s wholesale customers or its retail stores. The distribution function is responsible for purchasing, receiving, inspecting, allocating, warehousing and packaging product for shipment. The Company considers distribution costs to be shipping and handling costs, and it refers the Staff to ASC 605-45-50-2 which states that “the classification of shipping and handling costs is an accounting policy decision that shall be disclosed pursuant to ASC 235.” The Company’s distribution costs also include costs incurred for support functions after the purchase from the manufacturer, such as for salaries, wages and related taxes, and occupancy costs. Under ASC 605-45-50-2, a company may adopt a policy of including shipping and handling costs in cost of sales. If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), a company should disclose both the amount of such costs and the line item or items on the income statement that include them. The Company believes that its distribution costs are incurred to support the distribution function, and none of the significant costs are directly or indirectly related to bringing the finished product to its existing condition and location, and that therefore these costs are properly recorded and disclosed in “general and administrative expenses” in the period incurred in accordance with ASC 330-10-30-8. The Company has disclosed that its distribution costs are included in general and administrative expenses and the amounts of these costs for each period.

In its 2013 annual report on Form 10-K, the Company disclosed under the caption “Definitions – Cost of Sales or Gross Margins” in Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) that distribution costs are included in general and administrative expenses (page 33), and the amounts of those distribution costs were disclosed for each period presented under the caption “General, administrative and legal expenses” in MD&A (pages 35 and 38). The expenses related to the Company’s distribution network that were excluded from cost of sales for each period presented totaled $122.9 million, $119.3 million and $114.2 million for fiscal years 2013, 2012 and 2011, respectively, which included the functions of purchasing, receiving, inspecting, allocating, warehousing and packaging of our products. The Company will continue to make similar disclosures in future filings.

Liquidity and Capital Resources, page 39

Cash Flows, page 39

2. We note you have highlighted certain items on the face of the statements of cash flows to explain the increase in your operating cash flows from $3.4 million net cash used in 2012 to $99 million net cash provided in 2013, however you do not quantify or

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Division of Corporation Finance

U.S. Securities and Exchange Commission

December 2, 2014

provide a discussion of the underlying drivers that have contributed to the year over year increase. Please provide draft disclosure to be included in future filings which expands your discussion of the underlying drivers that contribute to the significant fluctuations between periods. Refer to FRC 501.13.b.1.

Response: In response to the Staff’s comment, the Company will revise its disclosure in future filings under the caption “Liquidity and Capital Resources” in MD&A. The intended disclosure will be prepared on a basis substantially consistent with the following:

Net cash provided by operating activities was $99.0 million for 2013 and net cash used in operating activities was $3.4 million for 2012. On a comparative year-to-year basis, the $102.4 million increase in cash flows from operating activities in 2013 from cash used in operating activities in 2012 primarily resulted from an increase in net earnings of $50.4 million attributable to increased sales across our domestic wholesale, international subsidiaries and retail segments as well as a smaller increase in inventories of $89.2 million during 2013 as compared to the increases in inventories during 2012 from the introduction of new products.

Notes to Consolidated Financial Statements, page 53

(11) Commitments and Contingencies, page 66

(b) Litigation, page 67

3. We note your disclosure at pages 25 and 26 indicates that you reached an agreement in principle on February 28, 2013 to settle various class action lawsuits brought forth in Canada related to your Shape-ups, Tone-ups and Resistance Runner footwear. Please tell us why you do not include disclosure of these litigation matters in your financial statements and why you do not disclose a reasonable range of potential loss given the pending settlement agreement. To the extent that you cannot estimate a range of loss please (1) describe the procedures you undertake on a quarterly basis to attempt to develop a range of reasonable possible loss for disclosure and (2) tell us what specific factors are causing your inability to provide an estimate and when you expect those factors to be alleviated. Please refer to FASB ASC paragraphs 450-20-50-3 and 4.

Response: In response to the Staff’s comment, the Company advises the Staff that as part of the annual closing process, the Company’s legal department prepares a summary status report of all outstanding, pending and threatened litigation. The summary is prepared taking into consideration the advice received from outside legal counsel representing or advising the Company in connection with the respective matters. The summary is reviewed by the Company’s financial reporting team and is used as the primary basis (1) to determine whether any accruals are necessary under the provisions of ASC 450-20-25, 20-30, and

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Division of Corporation Finance

U.S. Securities and Exchange Commission

December 2, 2014

20-50-3 and 4, and (2) to determine the appropriate disclosures in the notes to the consolidated financial statements and in the Company’s Annual Report on Form 10-K in response to the requirements of Item 103 of Regulation S-K. Specifically, the summary is used to determine whether any of the pending or threatened matters would result in a loss that is (1) “probable” and “estimable,” or (2) “reasonably possible” in excess of the amounts already accrued and included in the consolidated financial statements.

With respect to matters for which a loss is deemed probable or reasonably possible, the Company’s legal department, in consultation with the Company’s finance department and, as needed, outside counsel makes a determination as to whether the possible loss or range of loss is reasonably estimable. Such determinations are made on a case-by-case basis considering factors such as: the nature of the claim and proceeding, the progress and procedural status of the claim (including any rulings on the merits or determinations of liability), whether the claim is an individual claim or an alleged class action, the extent of discovery, whether damages sought have been specified, relevant precedent, the Company’s prior experience with respect to similar claims, theories of liability asserted, information obtained during settlement discussions and the Company’s defenses and counterclaims.

Significant judgment is required to determine both the probability and estimated amount of a possible loss or range of loss. If a loss is determined to be probable and estimable, an accrual for such estimate is recorded. For matters for which the possible loss or range of loss is reasonably estimable, the Company discloses the possible estimated losses or range of estimated losses on an aggregate basis. For each disclosed matter for which the Company cannot reasonably estimate the possible loss or range of loss in excess of accrued amounts, the Company discloses the fact that the possible loss cannot be estimated.

With respect to the disclosure referencing the agreement in principal to settle the Angell, Noras and Dedato matters, following confirmation of coverage for these matters from the insurance carrier, the Company reached the agreement in principal to the settlement and included in its aggregate accrual for estimated losses an amount equal to the retention amount under the applicable insurance policy, which the Company determined was not material to the Company’s 2013 consolidated financial statements.

The Company next evaluated whether there was a reasonable possibility for the incurrence of additional estimable loss in excess of the amount accrued with respect to these matters in the Company’s 2013 consolidated financial statements. The ultimate resolution of class action litigation is inherently uncertain. With respect to the Angell, Noras and Dedato matters, as of the date of the Company’s annual report, the disclosed agreement in principal remained subject not only to final documentation and court approval, but the uncertainty that any court approval was also subject to potential appeal, including appeal based upon the introduction of unanticipated or novel claims or theories, and the risk of reversal on appeal of the court’s

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Division of Corporation Finance

U.S. Securities and Exchange Commission

December 2, 2014

approval. Because of these uncertainties, the Company was unable to determine with respect to these matters whether there was a reasonable possibility that the settlement would not be finalized, and accordingly whether there was reasonable possibility for the incurrence of additional loss in excess of the amount accrued in the Company’s 2013 consolidated financial statements. Therefore, the Company believes no additional disclosure was required pursuant to ASC 450-20-50-3 and 4.

*        *        *

In connection with responding to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours,

Skechers U.S.A., Inc.

By:	/s/ David Weinberg
	Name:	David Weinberg
	Title:	Chief Operating Officer

cc:	Robert Greenberg

Philip Paccione

Ted Weitzman

Craig Arakawa, Division of Corporation Finance

Steve Lo, Division of Corporation Finance